PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated April 11, 2007)	Registration No. 333-139621

deCODE genetics, Inc.

3.5% Senior Convertible Notes Due 2011
and
Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement adds to the information contained in the prospectus of deCODE genetics, Inc., dated April 11, 2007. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The date of this prospectus supplement is May 7, 2007.

The information appearing under the caption “Selling Securityholders” on page 23 of the prospectus is modified by adding the following table, which sets forth information, as of April 30, 2007, about the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using the prospectus:

Name and Address of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Underlying Shares of Common Stock that May be Sold(1)	Percentage of Common Stock Outstanding(2)
AHFP Context c/o Context Capital Management, LLC 12626 High Bluff Drive, Suite 440 San Diego, CA 92130	$200,000	*	14,286	*
Akanthos Arbitrage Master Fund, L.P. c/o Akanthos Capital Management, LLC 21700 Oxnard Street, Suite 1520 Woodland Hills, CA 91367	4,000,000	5.0%	285,714	*
Altma Fund SICAV PLC - In respect of the Grafton Sub Fund c/o Context Capital Management, LLC 12626 High Bluff Drive, Suite 440 San Diego, CA 92130	650,000	*	46,429	*
CASAM Context Offshore Advantage Fund Ltd. c/o Context Capital Management, LLC 12626 High Bluff Drive, Suite 440 San Diego, CA 92130	1,000,000	1.3	71,429	*
CNH CA Master Account, L.P. c/o AQR Capital Management 2 Greenwich Plaza-3rd Fl. Greenwich, CT 06830	3,000,000	3.8	214,286	*
Context Advantage Master Fund, L.P. c/o Context Capital Management, LLC 12626 High Bluff Drive, Suite 440 San Diego, CA 92130	1,120,000	1.4	80,000	*
DBAG London(3) 100 Plaza One, 2nd Fl. Jersey City, NJ 07311	2,960,000	3.7	211,429	*
D.E. Shaw Valence Portfolio, LLC(4) 120 West 45th St., 39th floor New York, NY 10036	5,000,000	6.3	357,143	*

Finch Tactical Plus Class B c/o Context Capital Management, LLC 12626 High Bluff Drive, Suite 440 San Diego, CA 92130	$40,000	*	2,857	*
GPC LIX, LLC 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55416	425,000	*	30,357	*
GPC LX, LLC (5) c/o Guggenheim Advisors, LLC 135 East 57th Street, 11th Floor New York, NY 10022	900,000	1.1%	64,286	*
Guggenheim Portfolio Company XXXI, LLC 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55416	849,000	1.1	60,643	*
HFR RVA Combined Master Trust 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55416	659,000	*	47,071	*
Institutional Benchmarks Series (Master Feeder) Limited — In respect of Alcor Series c/o Context Capital Management, LLC 12626 High Bluff Drive, Suite 440 San Diego, CA 92130	40,000	*	2,857	*
Lehman Brothers, Inc.(6) 1301 6th Ave, 8th Fl. New York, NY 10019	15,000,000	18.8	1,071,429	1.7%
Lyxor/Context Fund LTD c/o Context Capital Management, LLC 12626 High Bluff Drive, Suite 440 San Diego, CA 92130	310,000	*	22,142	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio c/o RG Capital Management, L.P. 3 Bala Plaza East, Suite 501 Bala Cynwyd, PA 19004	1,000,000	1.3	71,429	*
T. Rowe Price Small-Cap Value Fund, Inc.(7) 100 East Pratt Street Baltimore, MD 21202	3,000,000	3.8	214,286	*
Wachovia Securities International LTD(8) 201 S. College Street Charlotte, NC 28288	4,000,000	5.0	285,714	*
Whitebox Convertible Arbitrage Partners L.P. 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55416	7,402,000	9.3	528,715	*
Whitebox Diversified Convertible Arbitrage Partners L.P. 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55416	1,250,000	1.6	89,286	*
Whitebox Hedged High Yield Partners, L.P. 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55416	1,915,000	2.4	136,786	*
Wolverine Convertible Arbitrage Funds Trading Limited 175 W. Jackson Blvd., Suite 200 Chicago, IL 60604	6,600,000	8.3	471,289	*
Worldwide Transactions Limited c/o Context Capital Management, LLC 12626 High Bluff Drive, Suite 440 San Diego, CA 92130	140,000	*	10,000	*

Unnamed holders of notes or any future transferees, pledges, donees or successors of or from any such unnamed holder(9)	$18,540,000	23.2%	1,324,286	2.1%
Total	$80,000,000	100%	5,714,288	9.3%

*                    Less than 1%.

(1)             Assumes conversion of all of the holder’s notes at a conversion rate of 71.4286 shares of common stock per $1,000 principal amount of the notes.  However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.”  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)             Calculated based on shares of common stock outstanding as of April 30, 2007.  In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)             DBAG London is an affiliate of Deutsche Bank Securities, a registered broker-dealer. DBAG London has represented that (i) it purchased the notes held by it in the ordinary course of business, and (ii) at the time of the purchase it had no agreements or understandings with any other person to distribute the notes or the common stock issuable upon conversion of the notes held by it.

(4)             D.E. Shaw Valence Portfolio, LLC is an affiliate of D.E. Shaw Valence, LLC and D.E. Shaw Securities, LLC, each a registered broker-dealer.  D.E. Shaw Valence Portfolio, LLC has represented that (i) it purchased the notes held by it in the ordinary course of business, and (ii) at the time of the purchase it had no agreements or understandings with any other person to distribute the notes or the common stock issuable upon conversion of the notes held by it.

(5)             GPC LX, LLC is an affiliate of IAM Capital Corporation, a registered broker dealer.  GPC LX, LLC has represented that (i) it purchased the notes held by it in the ordinary course of business, and (ii) at the time of the purchase it had no agreements or understandings with any other person to distribute the notes or the common stock issuable upon conversion of the notes held by it.

(6)             Lehman Brothers, Inc. is a registered broker-dealer. Lehman Brothers, Inc. has represented that it did not obtain the notes held by it as compensation for services. As a registered broker dealer, Lehman Brothers, Inc. is an underwriter in this offering and has all the responsibilities and liabilities associated with underwriters under the relevant securities laws.

(7)             T. Rowe Price Associates, Inc. is an affiliate of T. Rowe Price Investment Services, Inc., a registered broker-dealer.  T. Rowe Price Associates, Inc has represented that (i) it purchased the notes held by it in the ordinary course of business, and (ii) at the time of the purchase it had no agreements or understandings with any other person to distribute the notes or the common stock issuable upon conversion of the notes held by it. T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities owned by the T. Rowe Price Small-Cap Value Fund, Inc. as well as shares owned by certain other individual and institutional investors.  For purposes of reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates, Inc. may be deemed to be the beneficial owner of all of the shares listed above; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact the beneficial owner of such securities. T. Rowe Price Associates, Inc. is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.

(8)             Wachovia Securities International LTD is a registered broker-dealer.  Wachovia Securities International LTD has represented that it did not obtain the notes held by it as compensation for services.  As a registered broker-dealer, Wachovia Securities International LTD is an underwriter in this offering and has all of the responsibilities and liabilities associated with underwriters under the relevant securities laws.  Wachovia Securities International LTD is also an affiliate of Wachovia Capital Markets LLC, a registered broker-dealer.   Wachovia Securities International LTD has represented that (i) it purchased the notes held by it in the ordinary course of business, and (ii) at the time of the purchase it had no agreements or understandings with any other person to distribute the notes or the common stock issuable upon conversion of the notes held by it.

(9)             Information about other selling securityholders will be set forth in additional prospectus supplements.

We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information.  No selling securityholder has indicated that it has held any position or office or had any other material relationship with us or our affiliates during the past three years (other than, with respect to the initial purchasers, the purchase of the notes from us).  The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information is presented in the above table.  Information about the selling securityholders may change over time.  Any changed information supplied to us will be set forth in prospectus supplements or amendments to this prospectus.

Because the selling securityholders may offer all of some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering.  See “Plan of Distribution.”  The above table assumes that the selling securityholders do not beneficially own any shares of common stock other than those issuable upon conversion of the notes offered by the prospectus, and therefore does not reflect any shares of common stock that the selling securityholders may have acquired, may have the right to acquire, or may in the future acquire, through privately negotiated transactions, open market purchases, or by means of any other method of transfer.

The information appearing under the caption “Plan of Distribution” on pages 23-25 of the prospectus is modified by adding the following paragraph:

Lehman Brothers, Inc. and Wachovia Securities International LTD are registered broker dealers. As a registered broker dealer, each of these selling securityholders is an underwriter and consequently it has all the responsibilities and liabilities associated with underwriters under the relevant securities laws. None of the notes held by Lehman Brothers, Inc. or Wachovia Securities International LTD were received as compensation for services.